September 21, 2006

Steven Jacobs, Accounting Branch Chief
Rachel Zablow, Staff Accountant
Securities and Exchange Commission
Washington D.C. 20549

Re:          Extra Space Storage Inc. (“the Company”)
Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
Form 10-Q for the quarter ended March 31, 2006
Filed May 10, 2006
File No. 1-32269

Dear Mr. Jacobs and Ms. Zablow:

This letter represents Extra Space Storage Inc’s response to your comment letter dated August 8, 2006.  The Company acknowledges the following in regards to our filings:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in our filings

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

3.               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005
Managements Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 35

1.               In accordance with Item 10(e) of Regulation S-K, please expand your disclosure to explain how management uses FFO and why the measure is useful to investors.  In addition, please tell us your basis for including common stock and OP units (which are not included in equity on the balance sheet) in the denominator for weighted average number of shares.  To the extent that you choose to present an FFO measure applicable to common shares and partnership units, revise your description of the measure and disclose why it is useful to investors.  Please include your proposed revisions in your response to us.

Company response:  The Company will add the following two sentences to its FFO disclosure in future periods:

“We believe FFO is a meaningful disclosure as a supplement to net earnings because net earnings assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. We believe that the values of real estate assets fluctuate due to market conditions and FFO more accurately reflects the value of our real estate assets.”

The FFO calculation includes an add back for income from the operating partnership, therefore OP units are added to common stock to accurately reflect fully diluted FFO per share.  The OP units are convertible at any time to common stock at a ratio of one OP unit to one share of common stock.  Our diluted EPS calculation does not include the effect of the OP units or the income allocated to the operating partnership.

FFO relates to all operations of the REIT and the operating partnership and with the disclosure noted above we do not believe that additional disclosure is necessary.

2.               We note that you adjusted for the loss allocated to operating partnership minority interest rather than adjusting for the minority interests’ share of the FFO adjustments.  Please tell us how you considered the portion of depreciation and amortization allocable to minority unit-holders in your calculation of FFO

Company response:  As noted above, 100% of the income/(loss) allocated to the OP was added back in the calculation of FFO and 100% of the OP unit shares were also included in the calculation.  As a result, the Company did not consider the portion of depreciation and amortization allocable to minority unit-holders in our calculation of FFO.

Liquidity and Capital Resources, page 39

3.               Please revise your disclosure in future filings to discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows.  If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.  Alternative sources would include such items as borrowing from related parties, bank borrowing, proceeds from loan sales, proceeds from equity offerings etc.

Company response:  In future filings the Company will disclose the source of funds to pay a dividend shortfall.  The Company has financed dividends in prior periods through its line of credit.  However, the Company does not anticipate having to finance dividends in the future from sources other than operating cash flows.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 50

4.               It appears that distributions in excess of earnings reduce your investment balance under the equity method regardless of their source, and are treated as a return of capital for tax purposes.  In light of the above, we do not understand your basis for classifying these distributions as operating cash flows under SFAS 95.  Please provide us with the basis for your determination of what constitutes a “return on investment” versus a “return of investment”.

Company response:

As discussed in the Company’s Summary of Significant Account Policies — Investments in Real Estate Ventures “Under the equity method, the Company’s investment in real estate ventures is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the Company’s ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, the Company follows the “look through” approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture’s sale of assets) in which case it is reported as an investing activity.”

The Company currently manages these joint venture properties and prepares their monthly financial statements (including a summary of sources and uses of cash).  As part of the Company’s quarterly and annual close process, an analysis of distributions from each joint venture is prepared and reviewed, and the distributions from the joint ventures are associated with either an operating activity (distributions of cash from its on-going property rental activity) or an investing activity (distributions of cash as a result of property re-financings, sales, etc) based on management’s understanding of the source of the cash being distributed.

There is a presumption that cash distributions up to an amount equal to earnings from the joint venture represent cash from operating activities.  However, consistent with the “look through” approach, distributions of cash in excess of earnings are reviewed to determine whether their source is from an investing activity such as an asset refinancing or sale, in which instance the amounts are classified as returns of capital under investing activities in the Statement of Cash Flows.  If the source of such distributions in excess of earnings is the on-going rental activity, such amounts are classified as returns on capital under operating activities in the Statement of Cash Flows.

Form 10-Q for the quarter ended March 31, 2006
Managements Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 27

5.               In future filings, please include a reconciliation of FFO on a per share basis to EPS, the most comparable GAAP measure as required by Item 10(e) of Regulation S-K

Company response:  The Company is currently reconsidering the value of disclosing FFO per share in its public filings as opposed to only disclosing total FFO.  In future filings the Company will either reconcile FFO on a per share basis or will not include FFO per share.  The current disclosure provided by the Company reconciles total FFO to net income as defined by GAAP.

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4480 if you have any questions.

Sincerely,

/s/ Kent Christensen

Kent Christensen
Chief Financial Officer